



29 Culinary, LLC (DBA Nan's Market)
Small Business Bond™

Bond Terms:

Bond Yield: 7.0%
Target Raise Amount: $200,000
Minimum Raise Amount: $50,000

Repayment Period: 5 years (60 months)
Collateral: Unsecured
Offering End Date: May 27, 2022

Company Details:

Name: 29 Culinary, LLC
Founded: 2019
Address: 271 Great Road, Stow, MA 01775

Industry: Full Service Restaurants
Employees: 30
Website: http://www.nansmarket.com/

Use of Funds Allocation:

If maximum raise is met:

$120,000 (60.0%) – tenement improvements and working capital

$73,000 (36.5%) – equipment purchases

$7,000 (3.5%) – SMBX's capital raise fee





<u>Business Metrics:</u>

	FY20	FY21	YTD 2/27/22
Total Assets	$402,749	$1,512,666	$1,137,532
Cash & Cash Equivalents	$95,535	$964,184	$768,279
Accounts Receivable	$0	$0	$0
Short-term Debt	$18,016	$10,446	$9,546
Long-term Debt	$166,082	$656,239	$656,239
Revenue	$1,159,543	$2,850,807	$694,601
Cost of Goods Sold	$744,169	$1,303,749	$319,975
Taxes	$0	$0	$0
Net Income	-$306,289	$521,802	-$175,588

<u>About:</u>

29 Culinary, LLC (DBA Nan's Market) provides fresh and wholesome food sourced as close to home as possible from farmers and local artisans. It offers takeout, retail craft beer and wine, provisions, and quick-serve meals in a classic New England farmhouse.

For more information, contact our Customer Support Team at support@thesmbx.com

